Exhibit 12

OWENS-ILLINOIS GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Three months ended March 31,
	2006	2005
Earnings before income taxes, and minority owners’ interests	$56.7	$161.0
Less: Equity earnings	(5.5)	(4.3)
Add: Total fixed charges deducted from earnings	122.0	121.3
Proportional share of pre-tax earnings 50% owned associates	2.5	1.8
Dividends received from equity investees	28.4
Earnings available for payment of fixed charges	$204.1	$279.8

Fixed charges (including the Company’s proportional of 50% owned associates):

Interest expense	$115.4	$114.3
Portion of operating lease rental deemed to interest	2.6	2.8
Amortization of deferred financing costs and discount expense	4.0	4.2
Total fixed charges deducted from earnings and fixed charges	$122.0	$121.3

Ratio of earnings to fixed charges	1.7	2.3